SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 2)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                          Sam Oolie, Oolie Enterprises
        21 Industrial Avenue, Upper Saddle River, NJ 07458 (201) 818-1291

                                 with copies to:

                     Joel H. Alperstein, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                  May 27, 1998
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 053650107                                            Page 2 of 5 Pages
          ---------
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1        NAME OF REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
         PERSON
               Sam Oolie
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
    Number of         7     SOLE VOTING POWER
     Shares                      560,251
  Beneficially      ------------------------------------------------------------
    Owned by          8     SHARED VOTING POWER
      Each
    Reporting       ------------------------------------------------------------
     Person           9     SOLE DISPOSITIVE POWER
      With                       560,251
                    ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               560,251
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.15%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

Item 2.  Identity and Background.

         This statement is being filed by:

         (a)      Sam Oolie

         (b) Filing person's address: Oolie Enterprises 21 Industrial Avenue, Upper Saddle River, NJ 07458

         (c) Mr. Oolie is the Chairman of NoFire Technologies, Inc., a manufacturer of fire retardant coatings and textiles, and is the Chairman of Oolie Enterprises, an investment company. Mr. Oolie has served on the Board of Directors of the Issuer since March 1985.

         (d)      During the last five  years,  the  filing  person has not been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, the filing person has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Oolie is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Offer to Exchange for the Issuer's Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2 ("Series 2 Shares"), dated May 27, 1998, all tendering shareholders received the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a one share to one share exchange rate. Mr. Oolie tendered 24,023 Series 2 Shares, convertible into 60,058 shares of the Common Stock of the Issuer, and received 24,023 Series A Shares, which as of May 27, 1998 were convertible into 240,230 shares of the Common Stock of the Issuer. There were no funds or other consideration used to tender the Series 2 Shares in the Offer to Exchange.
                                Page 3 of 5 Pages

Item 4.  Purpose of Transaction.

         All of the Issuer's shares held by Mr. Oolie are held for investment purposes only. Except as described above and that Mr. Oolie is a Director of the Issuer, he has no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although he may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, Mr. Oolie contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.  Interest In Securities of the Issuer.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by Mr. Oolie is 560,251 and 12.15%, respectively.

         (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

         (c) Mr. Oolie effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

         (d) Pursuant to an Offer to Exchange for the Issuer's Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2 ("Series 2 Shares"), dated May 27, 1998, all tendering shareholders received the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a one share to one share exchange rate. Mr. Oolie tendered 24,023 Series 2 Shares, convertible into 60,058 shares of the Common Stock of the Issuer, and received 24,023 Series A Shares, which as of May 27, 1998 were convertible into 240,230 shares of the Common Stock of the Issuer. There were no funds or other consideration used to tender the Series 2 Shares in the Offer to Exchange.

         (e) Not applicable.

         (f) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None
                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 17, 1998
         -------

                                             /s/ Sam Oolie
                                             -----------------------------------
                                             Sam Oolie
                                Page 5 of 5 Pages